SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR TAKING URGENT ACTION TO RESPOND TO COVID-19

UPDATE MON 16 MARCH 2020

Over the past week, the spread of the Covid-19 virus and associated Government travel restrictions, many of which have been imposed without notice, have had a significant and negative impact on the schedules of all Ryanair Group Airlines.

Over the past 7 days, Italy, Malta, Hungary, Czech Republic, Slovakia, Austria, Greece, Morocco, Spain, Portugal, Denmark, Poland, Norway and Cyprus have imposed flight bans of varying degrees, from all flights to/from the country, or banned flights to/from countries with high risk of Covid infection. Over the weekend for example, Poland and Norway have banned all international flights, while in other countries (without travel bans) there has been severe reduction of ATC and essential airport services.

Ryanair expects the result of these restrictions will be the grounding of the majority of its aircraft fleet across Europe over the next 7 to 10 days. In those countries where the fleet is not grounded, social distancing restrictions may make flying to all intents and purposes, impractical, if not, impossible.

For April and May, Ryanair now expects to reduce its seat capacity by up to 80%, and a full grounding of the fleet cannot be ruled out. Ryanair is taking immediate action to reduce operating expenses, and improve cash flows. This will involve grounding surplus aircraft, deferring all capex and share buybacks, freezing recruitment and discretionary spending, and implementing a series of voluntary leave options, temporarily suspending employment contracts, and significant reductions to working hours and payments. We are working with our people and our unions across all EU countries to address this extraordinary and unprecedented Covid-19 event, the impact and duration of which is, at this time, impossible to determine.

The Ryanair Group has strong liquidity, with strong cash and cash equivalents of over €4bn as at 12 March. Our focus now is on completing as much of the scheduled flying program as is permitted by National Governments over the next 7 days, so that we can repatriate customers, where possible, even as flight bans are imposed and ATC and essential airport services are reduced. We have seen a substantial decline in bookings over the last 2 weeks, and we expect this will continue for the foreseeable future. We will continue to monitor demand, as well as Government flight restrictions, and we will continue to make further cuts to schedules as necessary.

Ryanair's Michael O'Leary said:

"At the Ryanair Group Airlines, we are doing everything we can to meet the challenge posed by the Covid-19 outbreak, which has over the last week caused extraordinary and unprecedented travel restrictions to be imposed by National Governments, in many cases with minimal or zero notice. We are communicating with all affected passengers by email and SMS, and we are organising rescue flights to repatriate customers, even in those countries where travel bans have been imposed. Our priority remains the health and welfare of our people and our passengers, and we are doing everything we can to ensure that they can be reunited with their friends and families during these difficult times.

Ryanair is taking all actions necessary to cut operating expenses, and improve cash flows at each of our airlines. Ryanair is a resilient airline group, with a very strong balance sheet, and substantial cash liquidity, and we can, and will, with appropriate and timely action, survive through a prolonged period of reduced or even zero flight schedules, so that we are adequately prepared for the return to normality, which will come about sooner rather than later as EU Governments take unprecedented action to restrict the spread of Covid-19".

ENDS

For further information please contact:
Shane O'Toole Piaras Kelly
Ryanair Edelman Ireland
Tel: +353-1-9451949 Tel: +353-1-6789333
ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 16 March , 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary